BIOSCRIP, INC.
100 Clearbrook Road

Elmsford, New York 10523

(914) 460-1600

February 6, 2015

VIA EDGAR SUBMISSION

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	BioScrip, Inc.
Registration Statement on Form S-4

Ladies and Gentlemen:

This letter is provided in connection with the Registration Statement on Form S-4, (the “Registration Statement”), of BioScrip, Inc., a Delaware corporation (the “Company”). Upon the effectiveness of the Registration Statement, the Company proposes to offer to exchange an aggregate principal amount of up to $200,000,000 of the Company’s 8.875% Senior Notes due 2021 (the “Exchange Notes”), for a like aggregate principal amount of the Company’s outstanding 8.875% Senior Notes due 2021, issued on February 11, 2014 (the “Initial Notes”), upon the terms and subject to the conditions set forth in the exchange offer prospectus contained in the Registration Statement.

The Company is registering the exchange offer in reliance on the staff’s position enunciated in Exxon Capital Holdings Corp. (avail. May 13, 1988) (the “Exxon Capital Letter”). Please be advised that the Company has not entered into any arrangement or understanding with any person to distribute the Exchange Notes to be received in the exchange offer and, to the best of the Company’s information and belief, each person participating in the exchange offer is acquiring the Exchange Notes in its ordinary course of business and is not engaged in, does not intend to engage in and has no arrangement or understanding with any person to participate in the distribution of the Exchange Notes. In this regard, the Company will make each person participating in the exchange offer aware that if such person is participating in the exchange offer for the purpose of distributing the Exchange Notes, such person (i) could not rely on the staff position enunciated in the Exxon Capital Letter or interpretive letters to similar effect and (ii) must comply with registration and prospectus delivery requirements of the Securities Act of 1933, as amended (the “Securities Act”), in connection with a secondary resale transaction. The Company acknowledges that such a secondary resale transaction by such person participating in the exchange offer for the purpose of distributing the Exchange Notes should be covered by an effective registration statement containing the selling security holder information required by Item 507 of Regulation S-K.

In addition, the Company will (i) make each person participating in the exchange offer aware (through the exchange offer prospectus) that any broker-dealer who holds Initial Notes acquired for its own account as a result of market-making activities or other trading activities, and who receives Exchange Notes in exchange for such Initial Notes pursuant to the exchange offer, may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such Exchange Notes and (ii) include in the transmittal letter to be executed by an exchange offeree in order to participate in the exchange offer provisions to the following effect:

The undersigned represents that it is not engaged in, and does not intend to engage in, a distribution of Exchange Notes. In addition, if the undersigned is a broker-dealer that will receive Exchange Notes for its own account in exchange for Initial Notes that were acquired as a result of market-making activities or other trading activities, it acknowledges that such Initial Notes were acquired by such broker-dealer as a result of market-making or other trading activities and, that it must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction, including the delivery of a prospectus that contains information with respect to any selling holder required by the Securities Act in connection with any resale of the Exchange Notes. However, by acknowledging and delivering a prospectus, the undersigned will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act. If the undersigned is a broker-dealer that will receive Exchange Notes, it represents that the Initial Notes to be exchanged for the Exchange Notes were acquired as a result of market-making activities or other trading activities.

Very truly yours,

BIOSCRIP, INC.

By:	/s/ Kimberlee Seah
Name:	Kimberlee Seah
Title:	Senior Vice President, Secretary and General Counsel